ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

ING express Variable Annuity

**Supplement dated December 20, 2006 to the Contract Prospectus and
Statement of Additional Information, each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. Effective January 13, 2007, ING Goldman Sachs® Structured Equity Portfolio (Adviser Class) will merge into ING UBS U.S. Large Cap Equity Portfolio (Adviser Class).   After the close of business on January 12, 2007, all existing account balances invested in ING Goldman Sachs® Structured Equity Portfolio (Adviser Class) will be transferred to ING UBS U.S. Large Cap Equity Portfolio (Adviser Class). As a result of the merger, effective January 13, 2007 all references to ING Goldman Sachs® Structured Equity Portfolio (Adviser Class) in the Contract Prospectus and SAI are hereby deleted and ING UBS U.S. Large Cap Equity Portfolio (Adviser Class) is added as an investment option.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING Goldman Sachs® Structured Equity Portfolio (Adviser Class) after the date of the merger will be automatically allocated to ING UBS U.S. Large Cap Equity Portfolio (Adviser Class). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration, TS21
> 151 Farmington Avenue
> Hartford, CT 06156-1277
> 1-800-262-3862

See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change with the addition of the ING UBS U.S. Large Cap Equity Portfolio (Adviser Class). Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. Effective December 1, 2006, the information for ING Legg Mason Partners Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix I – Description of Underlying Funds is deleted and replaced with the following to reflect a subadviser name change.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.

4. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly owned subsidiary of ING Life Insurance and Annuity Company. Effective December 31, 2006, Directed Services, Inc. will be renamed Directed Services, LLC. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus are replaced with Directed Services, LLC.

5. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix I – Description of Underlying Funds are replaced with Directed Services, LLC.